Exhibit 99.1

ASX, Nasdaq and Media Release

May 10, 2022

Opthea Presentation at The Retina World Congress 2022

Melbourne, Australia; May 10, 2022 – Opthea Limited (ASX:OPT; NASDAQ:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, announced a presentation at the upcoming Retina World Congress 2022, taking place in Fort Lauderdale, Florida from May 12-15, 2022.

Dr. David Boyer, MD will present on OPT-302 Combination Therapy in wet AMD, focusing on the Phase 3 program designed to assess superiority in mean BCVA over anti-VEGF-A monotherapy

Details for the podium oral presentation are as follows:

Presentation Title: OPT-302 as an Add on to Anti-VEGF Therapy

Session: Age-Related Macular Degeneration

Presenter: David Boyer, M.D., Adjunct Clinical Professor, Dept. of Ophthalmology, Keck School of Medicine, University of Southern California, Senior Partner at Retina-Vitreous Associates Medical Group, Beverley Hills, California

Date and Time: May 13, 2022, from 4:36 – 4:42 pm ET

The Retina World Congress has established itself as one of the top global meeting focused on retina health, that features scientific, educational and professional forums led by international thought leaders and pioneering retina specialists.

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking Statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the expected enrollment of a significant number of patients for the trials, the advancement of Opthea’s Phase 3 registrational program and commercialization efforts for OPT-302 and Opthea’s goal of building out a substantial presence in the United States. Such statements are based on Opthea’s current plans, objectives, estimates, expectations, and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in Opthea’s Annual Report on Form 20-F filed with the SEC on October 28, 2021. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:

U.S.A. & International: Australia:

Sam MartinRudi Michelson
Argot PartnersMonsoon Communications
Tel: +1 212-600-1902 Tel: +61 (0) 3 9620 3333

opthea@argotpartners.com

Media:

Silvana Guerci-Lena

NorthStream Global Partners

Tel: +1 973-509-4671

silvana@nsgpllc.com

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399  Email: info@opthea.com  Web: www.opthea.com